EXHIBIT 99.2

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles.  Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of directors not involved in the daily operations of the Company.  The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.  Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

/s/ Peter A. Thompson	/s/ Anastasios Tsonis

Peter Thompson	Anastasios Tsonis
Interim Chief Executive Officer	Corporate Controller

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Response Biomedical Corporation

We have audited the accompanying consolidated financial statements of Response Biomedical Corporation (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Response Biomedical Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter
As discussed in Note 4 to the consolidated financial statements, the December 31, 2010 consolidated financial statements have been restated to correct errors in accounting for revenue, inventory, long-term prepaids and accrued and other liabilities.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company had a deficit of $100,782,221 as at December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate substantial doubt about the Company's ability to continue as a going concern.

Vancouver, Canada
Chartered accountants

March 10, 2011, except as to Notes 4, 19 and 20, which are as of November 7, 2011

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2010 and 2009
(Restated November 7, 2011)

Response Biomedical Corporation
Incorporated under the laws of British Columbia
CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)
(Restated November 7, 2011)	December 31,	December 31,
	2010	2009
	$	$
	Restated
	[Note 4]

ASSETS
Current
Cash and cash equivalents	4,330,117	5,073,471
Trade receivables, net [note 6]	1,218,670	2,059,635
Other receivables	100,885	45,996
Inventories [note 7]	3,040,755	2,185,160
Prepaid expenses and other	201,853	238,158
Total current assets	8,892,280	9,602,420
Long-term prepaids	61,400	1,329
Restricted investments [notes 5 and 10[iii]]	905,112	901,093
Property, plant and equipment [note 8]	9,599,605	10,845,786
Intangible assets [note 9]	65,534	113,568
	19,523,931	21,464,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 6]	724,731	1,049,242
Accrued and other liabilities [notes 6 and 13]	948,734	524,763
Lease inducements - current portion [note 10]	168,939	168,939
Repayable leasehold improvement allowance, current portion [note 10]	297,449	266,598
Deferred revenue - current portion [note 11]	550,379	594,349
Total current liabilities	2,690,232	2,603,891
Lease inducements [note 10]	1,872,399	2,041,338
Repayable leasehold improvement allowance [note 10]	6,784,345	7,081,794
Deferred revenue [note 11]	122,880	90,631
	11,469,856	11,817,654
Commitments and contingencies [notes 15 and 20]
Shareholders’ equity
Share capital [note 12[b]]	97,014,620	89,084,660
Contributed surplus [note 12[b]]	11,821,676	11,262,192
Deficit	(100,782,221)	(90,700,310)
Total shareholders’ equity	8,054,075	9,646,542
	19,523,931	21,464,196
See accompanying notes

On behalf of the Board:
/s/ Peter A. Thompson	/s/ Lewis J. Shuster
Dr. Peter A. Thompson (Director)	Lewis J. Shuster (Director)

Response Biomedical Corporation
CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)
(Restated November 7, 2011)

Years ended December 31,	2010	2009	2008
	$	$	$
	Restated
	[Note 4]

REVENUE
Product sales [note 16]	6,756,942	8,153,049	4,899,841
Cost of sales [notes 7 and 12[d]]	7,097,538	7,933,704	5,227,156
Gross profit on product sales	(340,596)	219,345	(327,315)

Contract service fees and revenues from collaborative research arrangements [note 16]	356,066	1,793,220	976,496
	15,470	2,012,565	649,181
EXPENSES
Research and development [note 12[d]]	4,106,266	5,635,692	6,776,691
General and administrative [notes 6, 12[d] and 13]	3,696,819	3,299,042	4,451,224
Sales and Marketing [note 12[d]]	1,413,171	1,668,220	2,425,673
	9,216,256	10,602,954	13,653,588

OTHER EXPENSES (INCOME)
Interest expense [note 10 [iii]]	806,065	857,731	785,790
Interest income	(14,833)	(9,016)	(119,905)
Gain on disposal of assets	-	-	(523)
Foreign exchange loss (gain)	89,893	104,427	(6,113)
	881,125	953,142	659,249
Loss and comprehensive loss for the year	(10,081,911)	(9,543,531)	(13,663,656)

Deficit, beginning of year	(90,700,310)	(81,156,779)	(67,493,123)
Deficit, end of year	(100,782,221)	(90,700,310)	(81,156,779)

Loss per common share - basic and diluted	(0.32)	(0.43)	(0.97)
Weighted average number of common shares outstanding [note 12[b]]	31,173,823	22,209,393	14,067,597
See accompanying notes

Response Biomedical Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Restated November 7, 2011)

Years ended December 31	2010	2009	2008
	$	$	$
	Restated
	[Note 4]

OPERATING ACTIVITIES
Loss for the year	(10,081,911)	(9,543,531)	(13,663,656)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	1,318,149	1,437,493	1,109,448
Amortization of intangible assets [note 9]	67,627	14,633	69,698
Amortization of deferred lease inducements [note 10]	(168,939)	(168,939)	(135,749)
Gain on disposal of property, plant and equipment	-	-	(523)
Restricted investments	(4,019)	2,155	2,813
Stock-based compensation [note 12 [d]]	640,431	1,037,713	737,147
Amortization of deferred costs	-	-	10,176
Deferred lease inducements	-	-	95,784
Foreign exchange	77,630	124,147	(91,339)
Other non-cash items	-	44,793	-
Changes in non-cash working capital
Trade receivables	840,965	(1,068,095)	(248,916)
Other receivables	(54,889)	14,480	1,270,728
Inventories	(855,595)	226,169	(1,257,823)
Prepaid expenses and other	(23,766)	218,002	21,909
Accounts payable	(324,511)	463,936	(1,531,628)
Accrued and other liabilities	423,971	(1,416,509)	626,092
Deferred revenue	(11,721)	535,433	(56,933)
Cash used in operating activities	(8,156,578)	(8,078,120)	(13,042,772)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(71,968)	(113,464)	(7,130,662)
Purchase of intangible assets	(19,593)	(13,904)	(59,926)
Proceeds on disposal of property, plant and equipment	-	-	6,364
Cash used in investing activities	(91,561)	(127,368)	(7,184,224)

FINANCING ACTIVITIES
Repayable lease inducement received	-	-	5,825,180
Repayment of repayable lease inducement [note 10(iii)]	(266,598)	(243,778)	(222,248)
Proceeds from issuance of common shares, and warrants, net of share issue costs and prepaid subscriptions	7,849,013	11,392,232	8,613,416
Cash provided by financing activities	7,582,415	11,148,454	14,216,348

Effect of changes in foreign currency rates on cash and cash equivalents	(77,630)	(124,147)	91,339

Increase (decrease) in cash during the year	(743,354)	2,818,819	(5,919,309)
Cash and cash equivalents, beginning of year	5,073,471	2,254,652	8,173,961
Cash and cash equivalents, end of year	4,330,117	5,073,471	2,254,652

Supplemental Disclosure
Interest paid in cash	799,024	823,002	785,790
Non-cash activity:
Non-repayable leasehold improvement allowance received	-	-	1,262,581
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has sustained continuing losses since its formation resulting in a deficit of $100,782,221 as at December 31, 2010 and has not generated positive cash flow from operations. There is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  On July 28, 2010, the Company closed a private placement for net cash proceeds of approximately $7,474,920.  Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2010 and 2009 and its results of operations and its cash flows for the years then ended.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is detailed in Note 18.  A summary of the significant accounting policies is as follows:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiary, Response Biomedical Inc., an active U.S. company with nominal assets and liabilities and no operations of its own.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets and provisions for inventory obsolescence. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having a maturity of 90 days or less at the time of acquisition.

Inventories

Raw material inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost.  Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value.  Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Intangible assets

Intangible assets consist of certain computer software recorded at cost and amortized using the straight-line method over 2 years.

Leases

Leases are classified as either capital or operating leases.  Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases.  All other leases are

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

accounted for as operating leases wherein rental payments are expensed in a manner that results in the total rent payments being recognized on a straight-line basis over the term of the lease.

Deferred lease inducements

Lease inducements arising from rent-free inducements and non-repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

Revenue recognition

Product sales are recognized when legal title passes to distributors or customers, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and no uncertainties with regard to customer acceptance exist.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectability is reasonably assured.  Upfront fees from collaborative research arrangements which are on-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred.  Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization.  To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares.  Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the substantive enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 12[c].

The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003.  The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise.  Changes to any of these assumptions could produce different fair values for stock-based compensation.

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed each period end.  Changes to these assumptions could result in different stock-based compensation expense in the current and subsequent periods.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada for Canadian listed entities, SEC Issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently has converted its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011. For the year ended December 31, 2010, the differences between Canadian GAAP and U.S. GAAP are reconciled in Note 18.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

4.	RESTATEMENT

Subsequent to the period, it was determined that the previously issued annual consolidated financial statements for the year ended December 31, 2010 required correction for the following errors:

a)           The December 31, 2010 annual consolidated financial statements recognized revenue of $497,819, which did not meet the criteria for revenue recognition.  Accordingly, these restated annual consolidated financial statements for the year ended December 31, 2010 include an adjustment to decrease revenue by $497,819, decrease cost of sales of $228,868, and a decrease of foreign exchange loss of $15,666 with a corresponding increase in the net loss and comprehensive loss for the year.  As a result of this previous adjustment, an additional adjustment of $179,176 was required to write-off the inventory sold at the time as it was determined it was no longer saleable.  As a consequence of this adjustment to sales a milestone payment was reversed resulting in a reduction of long term prepaid expenses and accrued and other liabilities of $61,300.

b)           The December 31, 2010 annual consolidated financial statements recognized a foreign exchange loss of $85,484 for the year ended December 31, 2010.  An incorrect US dollar rate was used as at December 31, 2010 resulting in an adjustment to decrease cash by $16,875, decrease trade receivables by $16,732, decrease accounts payable by $4,456, and decrease accrued and other liabilities by $9,076 with a corresponding increase in the net loss and comprehensive loss for the year.

The effect of these adjustments on the consolidated balance sheet is summarized below as at December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Cash (b)	4,346,992	(16,875)	4,330,117
Trade receivables (a)(b)	1,717,554	(498,884)	1,218,670
Long-term prepaids (a)	122,700	(61,300)	61,400
Accounts payable (b)	729,187	(4,456)	724,731
Accrued liabilities(b)	1,050,802	(102,068)	948,734
Deficit (a)	(100,311,686)	(470,535)	(100,782,221)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss is summarized below for the year ended December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Revenue (a)	7,254,762	(497,819)	6,756,943
Cost of sales (a)	7,129,230	(31,692)	7,097,538
Foreign exchange loss (gain) (a)(b)	85,484	4,409	89,893
Loss and comprehensive loss for the year (a)(b)	(9,611,376)	(470,535)	(10,081,911)
Loss per common share - basic and diluted (a)(b)	(0.31)	(0.01)	(0.32)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated statement of cash flow is summarized below for the year ended December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the year (a)	(9,611,376)	(470,535)	(10,081,911)
Add (deduct) items not involving cash(a)(b)	1,853,249	77,630	1,930,879
Changes in non-cash working capital(a)(b)	(398,451)	392,905	(5,546)
Cash used in operating activities	(8,156,578)	-	(8,156,578)
Effect of changes in foreign currency rates on cash and cash equivalents(a)(b)	(60,755)	(16,875)	(77,630)
Increase (decrease) in cash during the year	(665,724)	(16,875)	(682,599)
Cash and cash equivalents, end of year	4,346,992	(16,875)	4,330,117

5.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 10[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the year ended December 31, 2010.

6.	FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

The CICA issued Section 3862 – “Financial Instruments – Disclosures” and Section 3863 – “Financial Instruments – Presentation” to enhance the disclosure requirements and carrying forward unchanged the presentation

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6.	FINANCIAL INSTRUMENTS (cont’d)

requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the presentation and disclosure of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements.  For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);
Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Since the Company does not have significant financial instruments requiring fair value measurements other than cash, Section 3862, as amended, does not have a material effect on the Company for the year ended December 31, 2010.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income. Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.

Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments on the balance sheet.

The Company has classified its cash and cash equivalents as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2010 and December 31, 2009 are summarized as follows:

	December 31, 2010		December 31, 2009

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	4,330,117	4,330,117	5,073,471	5,073,471
Loans and receivables	1,319,555	1,319,555	2,105,631	2,105,631
Held-to-maturity	905,112	905,112	901,093	901,093
Other financial liabilities	8,755,259	8,755,259	8,922,397	8,922,397

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6.	FINANCIAL INSTRUMENTS (cont’d)

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of cash. Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $189,000 in the Company's loss as a result of revaluing the Company’s balance sheet items as at December 31, 2010.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its restricted investments are long-term in nature and the interest rate related to its repayable leasehold improvement allowance is fixed over the term of the lease.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

As at December 31, 2010, four customers represent 84% [2009 - four customers represent 77%; 2008 – four customers represent 78%] of the trade receivables balance and at December 31, 2010 one customer represents 65% of the trade receivables balance.  For the year ended December 31, 2010, one customer represents 39%, one customer represents 14%, one customer represents 10% and one customer represents 5% of total product sales and in total 4 customers represent 69% [2009 – five customers represent 77%; 2008 – four customers represent 64%] of product sales. For the year ended December 31, 2010 four customers represent 100% [2009 - three customers represent 100%; 2008 – two customers represent 100%] of total service revenues. The Company reviews the collectability of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2010, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2009 - $1,800].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6.	FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	December 31,	December 31,
	2010	2009
	$	$
Current	970,120	1,713,206
1-30 days past due	25,835	60,925
31-60 days past due	-	42,832
61-90 days past due	831	210,109
Over 90 days past due	221,884	34,363
	1,218,670	2,061,435
Allowance for doubtful accounts	-	(1,800)
	1,218,670	2,059,635

Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service becomes unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications.  For the year ended December 31, 2010, the Company made purchases of approximately $587,500 from eight such key sole source suppliers [2009 - eight suppliers for total of $752,000; 2008 - eight suppliers for total of $419,000].

For the year ended December 31, 2010, the company incurred approximately $804,000 in severance costs as a result of a corporate restructuring initiative that lead to a reduction in workforce in all departments.  These charges were recorded in the General and Administrative department and of such charges $254,073 remains outstanding as an accrued liability payment as at December 31, 2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payables, accrued liabilities, and the repayable leasehold improvement allowance are aged as follows:

	2011	2012	2013	2014	2015	Thereafter
	$	$	$	$	$	$
Accounts Payable	724,731	-	-	-	-	-
Accrued Liabilities	948,734	-	-	-	-	-
Repayable Leasehold Improvement Allowance (Note 10(iii))	297,449	331,869	370,272	413,120	460,926	5,208,158
	1,970,914	331,869	370,272	413,120	460,926	5,208,158

7.	INVENTORIES

	December 31,	December 31,
	2010	2009
	$	$
Raw materials	876,181	693,752
Work in process	567,777	811,371
Finished goods	1,596,797	680,037
	3,040,755	2,185,160

As at December 31, 2010, the inventory allowance was $222,453 [December 31, 2009 - $85,675]. For the year ended December 31, 2010, inventory write-downs and obsolescence charges were $824,536 [2009 - $278,054; 2008 - $253,690].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

8.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2010
Office furniture and equipment	955,451	528,902	426,549
Office computer equipment	280,086	231,932	48,154
Laboratory furniture and equipment	569,901	515,039	54,862
Laboratory computer equipment	449,923	420,093	29,830
Computer software	44,957	38,666	6,291
Manufacturing equipment	2,114,201	1,019,507	1,094,694
Manufacturing molds	601,173	599,938	1,235
Leasehold improvements	9,769,669	1,831,679	7,937,990
	14,785,361	5,185,756	9,599,605

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,030
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

Amortization expense for the year ended December 31, 2010 amounted to $1,318,149 [2009 - $1,437,493; 2008 - $1,109,448].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

8.	PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following table shows amortization expense allocated by type of cost:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	855,263	903,490	637,632
Research and development	273,186	296,353	213,451
General and administrative	95,957	140,128	134,816
Marketing and business development	93,743	97,522	123,549
	1,318,149	1,437,493	1,109,448

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

The following plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2010	2009
	$	$
Office furniture and equipment	-	6,448
Manufacturing equipment	105,117	107,847
Leasehold improvements	-	16,202
	105,117	130,497

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

9.	INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

December 31, 2010
Computer software	363,210	297,676	65,534

December 31, 2009
Computer software	343,617	230,049	113,568

Amortization expense for the year ended December 31, 2010 amounted to $67,627 [2009 - $14,633; 2008 - $69,698].

The following table shows amortization expense allocated by type of cost:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	5,595	2,673	12,731
Research and development	45,248	2,908	13,851
General and administrative	7,693	6,167	29,379
Marketing and business development		2,885	13,737
	67,627	14,633	69,698

Intangible assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For intangible assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

10.	LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 15[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

	Cost	reduction	value
	$	$	$

December 31, 2010
Rent-free inducement [i]	814,164	158,308	655,856
Non-repayable leasehold improvement allowance [ii]	1,700,800	315,318	1,385,482
	2,514,964	473,626	2,041,338

Repayable leasehold improvement allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

December 31, 2009
Rent-free inducement [i]	814,164	104,030	710,134
Non-repayable leasehold improvement allowance [ii]	1,700,800	200,657	1,500,143
	2,514,964	304,687	2,210,277

Repayable leasehold improvement allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

	December 31,	December 31,
	2010	2009
Summarized as to:	$	$
Current Portion
Rent-free inducement [i]	54,278	54,278
Non-repayable leasehold improvement allowance [ii]	114,661	114,661
	168,939	168,939

Repayable leasehold improvement allowance [iii]	297,449	266,598
Current Portion	466,388	435,537

Long-Term Portion
Rent-free inducement [i]	601,578	655,856
Non-repayable leasehold improvement allowance [ii]	1,270,821	1,385,482
	1,872,399	2,041,338

Repayable leasehold improvement allowance [iii]	6,784,345	7,081,794
Long-Term Portion	8,656,744	9,123,132

Total	9,123,132	9,558,669

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

10.	LEASE INDUCEMENTS (cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the year ended December 31, 2010 amounted to $54,278 [2009 - $54,278; 2008 - $49,753], respectively.

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the year ended December 31, 2010 amounted to $114,661 [2009 - $114,661; 2008 - $85,996], respectively.

[iii]
The Company received a repayable leasehold improvement allowance for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the year ended December 31, 2010 amounted to $266,598 [2009 - $243,778; 2008 - $222,248], respectively.

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2011	297,449
2012	331,869
2013	370,272
2014	413,120
2015	460,926
Thereafter	5,208,158
7,081,794

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,980 collateralized by a term deposit with market value of $875,052 [2009 - $871,059; 2008 - $872,757], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

11.	DEFERRED REVENUE

	December 31,	December 31,
	2010	2009
	$	$
Beginning balance:
Product sales	169,279	149,547
Contract service fees and revenues from collaborative research arrangements	515,701	-
	684,980	149,547
Additions:
Product sales	308,244	189,054
Contract service fees and revenues from collaborative research arrangements	176,560	1,435,362
	1,169,784	1,773,963
Recognition of revenue:
Product sales	(323,190)	(169,322)
Contract service fees and revenues from collaborative research arrangements	(173,335)	(919,661)

Ending balance:
Product sales	154,333	169,279
Contract service fees and revenues from collaborative research arrangements	518,926	515,701
Total	673,259	684,980

Summarized as to:
Current Portion
Product sales	66,641	78,649
Contract service fees and revenues from collaborative research arrangements	483,738	515,700
Current Portion	550,379	594,349

Long-Term Portion
Product sales	87,692	90,631
Contract service fees and revenues from collaborative research arrangements	35,188	-
Long-Term Portion	122,880	90,631

Total	673,259	684,980

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Common share consolidation

The Company effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a 10 (old) for 1 (new) basis. The common shares began trading on the Toronto Stock Exchange (“TSX”) and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

The share consolidation affected all of the Company’s outstanding common shares, stock options and common share purchase warrants.  As a result of the consolidation, each shareholder of the Company holds 1 post-consolidation common share for every 10 pre-consolidation common shares.  In the event that a shareholder was entitled to receive a fractional share upon the share consolidation, such fraction was rounded down to the nearest whole number.  As a result of the consolidation, each common share warrant holder and stock option holder is now entitled to purchase one-tenth of one common share at the same exercise price as set out in the warrant certificate and stock option agreement, respectively.  The Company has reflected the consolidation retroactively.  Consequently, all share capital, common shares, stock options, common share purchase warrants and per share amounts are presented post-consolidation.

Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2008	17,033,820	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs [ii]	8,433,332	8,977,080	2,415,152
Stock-based compensation [note 12 [d]]	-	-	1,037,713
Balance, December 31, 2009	25,467,152	89,084,660	11,262,192
Issued for cash:
Private Placement, net of issue costs [i]	13,333,333	7,474,920	-
Exercise of stock options	270	324	-
Exercise of warrants	149,507	373,769	-
Issued for non-cash consideration:
Value of warrants exercised [ii]	-	80,785	(80,785)
Stock-based compensation related to stock options exercised	-	162	(162)
Stock-based compensation [note 12 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	97,014,620	11,821,676

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)
12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]
The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[ii]
The Company closed a public offering on May 21, 2009 consisting of 8,433,332 units at a price of $1.50 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 4,216,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 253,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

The fair value of the 4,469,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.60

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[iii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 3,108,440 and 291,890 units, respectively, at a price of $1.50 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.00 per share for a period of 36 months from the closing date.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)
12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[iii]	Issued (cont’d)

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 1,700,163 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008 warrants	October 31, 2008 warrants

Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.60	$0.80

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 438,122 stock options are available for grant at December 31, 2010.

At December 31, 2010, the following stock options were outstanding:

Options outstanding					Options exercisable
December 31, 2010					December 31, 2010

Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)		#	$
0.41 - 1.99	329,662	3.91	0.90	40,670	1.20
4.00 - 4.99	1,130	0.65	4.90	1,130	4.90
5.00 - 5.99	191,006	0.28	5.74	191,004	5.74
6.00 - 6.99	70,419	1.38	6.71	43,832	6.69
7.00 - 7.99	6,170	0.87	7.59	5,045	7.65
8.00 - 8.99	64,903	1.67	8.80	32,604	8.80
9.00 - 9.99	7,500	0.37	9.10	7,500	9.10
10.00 - 11.00	183,142	1.67	10.63	94,320	10.63
1.15 - 11.00	853,932	2.18	5.27	416,105	6.83

The options expire at various dates from March 6, 2011 to December 1, 2015.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2008	1,073,260	6.50
Options granted	104,605	1.20
Options forfeited	(2,889)	3.20
Options expired	(101,843)	7.10
Options exercised	-	-
Balance, December 31, 2009	1,073,133	5.90
Options granted	130,238	0.42
Options forfeited	(250,534)	5.10
Options expired	(98,635)	6.50
Options exercised	(270)	1.20
Balance, December 31, 2010	853,932	5.27

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options granted.

[d]	Stock-based compensation

For the year ended December 31, 2010, the Company recognized compensation expense of $640,431 [2009 - $1,037,713; 2008 - $737,147], respectively, as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

The fair value of the stock options granted was determined using the Black Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	175%	98%	78%
Risk-free interest rate	1.61%	1.24%	1.88%
Expected life in years	3.48	3.35	3.00
Fair value per stock option	$0.38	$0.09	$0.12

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The following table shows stock-based compensation allocated by type of cost:

	2010	2009	2008
	$	$	$

General and administrative	445,619	790,446	513,082
Research and development	109,943	129,316	100,900
Cost of sales	45,636	55,523	50,322
Marketing and business development	39,233	62,428	72,843
	640,431	1,037,713	737,147

On an annual basis, the Company reviews its forfeiture rates and revises the estimate if necessary.  For the year ended December 31, 2010, the Company revised the forfeiture rates for officers, directors and employees and, as a result, recorded additional stock based compensation expense of approximately $66,000 [2009 –$289,000; 2008 – $Nil].

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 82,500 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 4,125 common shares or 5% of the total escrow shares and each of the remaining eight tranches consist of 8,250 common shares or 10% of the total escrow shares.  As at December 31, 2010, 82,500 common shares have been released from escrow leaving a balance of escrow shares of Nil.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

At December 31, 2010, the following common share purchase warrants are outstanding:

	Number of common shares issuable
		Exercise price $
Issue Date			Expiry date
October 28, 2008	1,554,218	2.00	October 28, 2011
October 31, 2008	145,945	2.00	October 31, 2011
May 21, 2009	4,320,159	2.50	May 21, 2011
	6,020,322	2.36

The above warrants have subsequently expired un-exercised.

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2008	1,700,163	2.00
Warrants issued	4,469,666	2.50
Balance, December 31, 2009	6,169,829	2.36
Warrants exercised	(149,507)	2.50
Balance, December 31 , 2010	6,020,322	2.36

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

13.	RELATED PARTY TRANSACTIONS

[i]
 For the year ended December 31, 2010, fees totaling $79,500 were incurred by the Company for routine general and administrative services provided by non-management members of the Board of Directors [2009 - $84,000; 2008 - $87,000]. As at December 31, 2010, $40,250 remained outstanding and was included in the balance of accrued and other liabilities.

[ii]
The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the year ended December 31, 2010 and during the period in which the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm totaling $15,797 [2009 - $175,888; 2008 - $29,477] of which $2,815 were share issuance costs directly related to the private placement in the year [Note 12[i]].  As at December 31, 2010, there are no outstanding amounts to this law firm.

[iii]
During the year ended December 31, 2010, the Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920 [Note 12[i]].  Of the total share issue costs, $51,414 was paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  As at December 31, 2010, $31,317 remained outstanding and was included in the balance of accrued and other liabilities.  No such fees were incurred during the years ended December 31, 2009 or 2008.

[iv]
 During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors.  This amount was paid in June 30, 2009.  No such fees were incurred during the years ended December 31, 2010 or 2009.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

14.	INCOME TAXES

At December 31, 2010 the Company had approximately $47,758,000 of non-capital loss carry forwards, approximately $2,667,000 of federal investment tax credits and approximately $1,114,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment tax credit		Federal investment tax credits		Non-capital loss carryforwards
Year of Expiry	$		$		$
2011		213,000		-		-
2012		129,000		-		-
2013		93,000		-		-
2014		20,000		-		4,101,000
2015		58,000		-		6,880,000
2016		142,000		-		-
2017		205,000		-		-
2018		198,000		-		-
2019		56,000		227,000		-
2020		-		430,000		-
2021		-		384,000		-
2022		-		233,000		-
2023		-		168,000		-
2024		-		36,000		-
2025		-		105,000		-
2026		-		256,000		7,669,000
2027		-		370,000		8,560,000
2028		-		357,000		4,107,000
2029		-		101,000		7,217,000
2030		-		-		9,224,000
		1,114,000		2,667,000		47,758,000

In addition, the Company has unclaimed tax deductions of approximately $11,639,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $17,687,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)
14.	INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2010 are shown below:

	2010	2009
	$	$
Future Tax Assets:
Book amortization in excees of tax capital cost allowance	1,428,000	1,078,000
Non-capital loss carryforwards	11,939,000	10,839,000
Research and development deductions and credits	6,027,000	6,874,000
Share issue costs	380,000	452,000
Unearned revenue	168,000	77,000
Unrealized foreign exchange	59,000	70,000
Free rent liability	164,000	178,000
Non-repayable lease inducements	346,000	375,000
Repayable lease inducements	1,770,000	1,837,000
Other	106,000	94,000
Total future tax assets	22,387,000	21,874,000
Valuation allowance	(22,387,000)	(21,874,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting.  Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2010 and 2009.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 28.5% [2009 - 30%; 2008 - 31%] statutory tax rate, at December 31, 2010 is:

	2010	2009	2008
	$	$	$
Income taxes (recovery) at statutory rates	(2,873,000)	(2,863,000)	(4,236,000)
Expenses not deductible for tax purposes	190,000	343,000	264,000
Non-capital losses for which no benefit has been recognized	2,628,000	1,938,000	2,547,000
Other temporary differences for which no benefit has been recognized	55,000	582,000	1,425,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)
15.	COMMITMENTS

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“UBC Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the UBC Technology.  In addition, in the event the Company sublicenses the UBC Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the year ended December 31, 2010, the Company incurred an expense of $11,000 [2009 - $11,000; 2008 - $11,000], respectively, for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended September 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the year ended December 31, 2010, the Company incurred an expense of $272,840 [2009 - $40,086; 2008 - $35,559] for royalties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

15.	COMMITMENTS (cont’d)

[a]	License agreements (cont’d)

[iii]
The company entered into a non-exclusive license and supply agreement, effective September 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of U.S. $85,000 in 17 equal quarterly payments of U.S. $5,000 commencing December 31, 2009.  For the year ended December 31, 2010, the Company incurred an expense of $25,344 [2009 - $Nil; 2008 - $Nil] for license fees.

The minimum annual purchase commitments for the above licenses are as follows:

December 31,	$
2011	103,754
2012	125,703
2013	175,983
2014	184,783
2015	194,022
784,245

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

15.	COMMITMENTS (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the year ended December 31, 2010, the Company incurred an expense of $28,640 [2009 - $75,600; 2008 - $64,588] for royalties to the supplier.

[e]	Lease agreements

[i]
In 2007, the Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 10[iii]].

For the year ended December 31, 2010, $1,515,196  [2009 - $1,498,776; 2008 - $1,642,263] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 10[i]] and non-repayable leasehold improvement allowance [Note 10[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
December 31,	$	$	$
2011	1,977,787	51,898	2,029,685
2012	2,013,341	51,898	2,065,239
2013	2,050,767	51,898	2,102,665
2014	2,090,193	51,898	2,142,091
2015	2,131,757	51,898	2,183,655
Thereafter	16,513,838	17,298	16,531,136
	26,777,683	276,788	27,054,471
*  Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

15.	COMMITMENTS (cont’d)

[f]	Commitment to purchase equipment

As at December 31, 2010, the Company has outstanding purchase order commitments totaling $Nil (2009 - $4,500) for capital purchases related to operating activities of the Company.

16.	SEGMENTED INFORMATION

The Company operates in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in Asia, United States, Europe and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2010, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from four customers [2009 – 100% from three customers; 2008 – 100% from two customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2010	2009	2008
	$	$	$
Europe	132,789	1,244,788	59,286
United States	188,089	548,432	917,210
Asia	35,188	-	-
Total	356,066	1,793,220	976,496

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

16.	SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2010, $4,639,693 in product sales were generated from four customers [2009 - $5,431,073; 2008 - $3,110,944].

Product sales by customer location were as follows:

	2010	2009	2008
	$	$	$
Asia (Japan, China and Other)	4,386,380	3,047,731	1,314,621
United States	1,003,297	3,752,552	2,371,357
Europe	812,328	801,629	508,579
Canada	52,872	76,484	663,507
Other	502,065	474,653	41,777
Total	6,756,942	8,153,049	4,899,841

Product sales by type of product were as follows:

	2010	2009	2008
	$	$	$
Clinical products	6,001,957	6,828,651	3,683,706
Bio-defense products	444,895	517,981	721,117
Vector products (West Nile Virus)	310,090	806,417	495,018
Total	6,756,942	8,153,049	4,899,841

17.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

18.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

	2010		2009		2008
	$		$		$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP		(10,081,911)		(9,543,531)		(13,663,656)
Excess of fair value over nominal value paid for escrow shares released during the year [a]		-		(8,250)		(103,125)
Total loss and comprehensive loss according to U.S. GAAP		(10,081,911)		(9,551,781)		(13,766,781)

Basic and diluted net loss per share according to U.S. GAAP		(0.32)		(0.43)		$(0.98)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2010			December 31, 2009
	Canadian	U.S.		Canadian	U.S.
	GAAP	GAAP		GAAP	GAAP
	$		$	$	$

Consolidated Balance Sheets

Contributed surplus	11,821,676	12,627,522		11,262,192	12,068,038
Deficit	(100,782,221)	(101,518,779)		(90,700,310)	(91,436,868)

[a]  Under U.S. GAAP for compensatory shares, the excess of the fair value of the shares in escrow over the nominal value paid is be recorded as services are performed.  During the year, 16,500 shares were released from escrow (2009 – 16,500; 2008 – 33,000) for a total of 82,500 shares released to date. As at December 31, 2010 all the shares previously held in escrow account have been released. For the year ended December 31, 2010 there is no reconciliation difference related to these escrow share (2009 - $8,250; 2008 - $103,125).

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

18.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. U.S. GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2010	2009
	$	$
Trade accounts payable	717,648	1,040,198
Employee-related accounts payable and accruals	391,760	174,190
Other accrued liabilities	564,057	359,617
	1,673,465	1,574,005

[c]	Adoption of new accounting pronouncements

In April 2010, the FASB issued ASU No. 2010 — 17 — Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for us on a  prospective basis for periods beginning after January 1, 2011. The adoption of this standard will not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 - Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

19.	SUBSEQUENT EVENT

Termination of Roche Distribution Agreement

On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products.  A subsequent review of this FDA notification by the Company led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader. As a result of the above, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

Legal Claim

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.

Restructuring

In 2011, there was a significant amount of turnover at the senior management level.  Due to the respective employment agreements, severance payments of up to $1.0 million will be paid over 2011 and 2012.

20.	CONTINGENCIES

The circumstances leading to the financial statement adjustments described in note 4 includes contingencies that needed to be satisfied before the distributor could sell the products without violating other contracts. These circumstances give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

The circumstance leading to the termination of the sales and distribution agreement described in note 19 also give rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of losses cannot be reasonably estimated.